

December 14, 2022

He Yu
Chairman and Chief Executive Officer
Kuke Music Holding Ltd
Building 96, 4 San Jian Fang South Block
Chaoyang District
Beijing, 100024
The People's Republic of China

> **Re: Kuke Music Holding Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed November 18, 2022**
> **File No. 333-267655**

Dear He Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed November 18, 2022

Prospectus Summary
Our Contractual Arrangements, page 2

1.   We note your response to comment 12, as well as your revised disclosure that "a result of our direct ownership in the WFOEs and the contractual arrangements with the VIE, we have become the primary beneficiary of the VIEs for accounting purposes and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with the IFRS." Please revise to state that the arrangements enable you to receive the economic benefits of the VIEs, be the primary beneficiary for accounting

purposes, and consolidate your financial statements to the extent you have satisfied the conditions for consolidation of the VIEs under IFRS. Additionally, revise your disclosure that you "exercise effective control over the VIEs" to refrain from implying that such contractual arrangements are equivalent to ownership in the VIE, for example by discussing your ability to direct the activities of the VIEs (as you do on page 25). Make conforming changes on the cover page and page 24.

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors, page 6

2. Please state affirmatively whether you, your subsidiaries or the VIEs have received all requisite permissions or approvals to offer the securities being registered, disclose any such required permissions or approvals (or state that none are required), and state whether any permissions or approvals have been denied. Such disclosure should cover permissions or approvals from PRC authorities including, but not limited to, the CSRC and CAC. Please revise your disclosure that "our PRC counsel advises that we are not subject to the cybersecurity review by the CAC for the offering" to ensure that it covers any permissions or approvals pertaining to you, your subsidiaries or the VIEs that are required to offer the securities.

3. Please revise to disclose the consequences if you, your subsidiaries, or the VIEs do not receive required permits or approvals to offer the registered securities, "inadvertently conclude that such permissions or approvals are not required . . . or if PRC government authorities promulgates any interpretation or implements rules" that would require you to obtain such permits or approvals. In this regard, your current disclosure does not appear to cover the consequences applicable to your subsidiaries or the VIEs.

Permissions Required from the PRC Authorities for Our Operations, page 6

4. We note your response to comment 9. Please revise to identify "[y]our consolidated affiliated entities" or, to the extent such term refers to the VIEs, revise to use the term "the VIEs." Here and throughout the prospectus where you discuss licenses and permits, revise to refer to permissions and approvals instead. State affirmatively whether any permissions or approvals related to your operations have been denied. Revise the reference to "licenses and permits . . . that are material for the business operations" to delete the materiality qualifier. As it appears that you are not relying on an opinion of counsel with respect to your conclusions regarding the permits and approvals required to operate your business, state that is the case, explain why you did not receive such an opinion and explain the basis for your conclusions.

5. We note your disclosure that "we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China, and we may inadvertently conclude that permissions or approvals are not required," as well as your disclosure that "[w]e may be required to obtain additional licenses, permits, filings or approvals for our businesses in the future." Please revise to describe the consequences to you and your

investors if you, your subsidiaries, or the VIEs (and not just "we"): (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Recent Developments, page 19

6. Please delete as inappropriate your statement that "prospective investors are cautioned not to place undue reliance on such information."

General

7. We note your response to comment 4. Given that your Hong Kong subsidiaries participate in the transfer of cash/assets in your organization, please discuss China's Enterprise Tax Law and the arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. If true, disclose on the cover page that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not and will not impact your ability to conduct your business, accept foreign investment or list on a foreign exchange.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang